PowerUp Acquisition Corp.

188 Grand Street

Unit #195

New York, NY 10013

VIA EDGAR

January 6, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Alan Campbell

Re:	PowerUp Acquisition Corp. Amended Draft Registration Statement on Form S-1 Submitted September 7, 2021

CIK 0001847345

Dear Mr. Campbell:

PowerUp Acquisition Corp., a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 20, 2021, regarding the Company’s Amended Draft Registration Statement on Form S-1 submitted to the Commission on September 7, 2021 (the “Draft Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Amendment No. 2 to Draft Registration Statement on Form S-1

Capitalization, page 67

1	Your “As Adjusted” column includes a warrant liability to account for the 6,003,333 private warrants to be issued in connection with this offering in accordance with ASC 815-40. We note that in the prior amendment, this warrant liability also included the 10,000,000 public warrants included as part of the units. Please clarify your expected accounting treatment for the public warrants to be issued as part of the units. To the extent that you have determined that the public warrants will be equity-classified, please clarify whether the related warrant agreements contain any of the provisions addressed in the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies issued on April 12, 2021 and how these provisions impacted your accounting determination. To the extent you have amended your warrant agreements to remove any problematic provisions that would trigger liability classification, please confirm as such.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Attn: Alan Campbell

Re: PowerUp Acquisition Corp.

January 6, 2022

Following the filing of the Draft Registration Statement on September 7, 2021, the decision was made that the Company’s public warrants and private warrants would be equity-classified. We have since publicly filed the Company’s Registration Statement on Form S-1 (the “Registration Statement”) with the Commission through EDGAR, along with a revised warrant agreement. We believe such revised warrant agreement does not contain any problematic provisions that would trigger liability classification of warrants.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Ari Edelman, at aedelman@mwe.com or by telephone at (212) 547-5372.

Sincerely,

/s/ Jack Tretton
Jack Tretton Chief Executive Officer
PowerUp Acquisition Corp.

cc: Ari Edelman, Esq.